NewsRelease TC Energy announces pricing of cash tender offers CALGARY, Alberta – Oct. 8, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (“TC Energy”) today announced that TransCanada PipeLines Limited (the “Company”), a wholly-owned subsidiary of TC Energy, has released the pricing terms of its previously announced separate offers (the “Offers”) to purchase for cash up to US$1,750,000,000 aggregate principal amount of its outstanding notes of the series listed in the table below (collectively, the “Notes”). The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated Oct. 1, 2024 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase. Set forth in the table below is the applicable Total Consideration for each series of Notes, as calculated as of 2 p.m. (Eastern time) today, Oct. 8, 2024, in accordance with the Offer to Purchase. Acceptance Priority Level(1) Title of Notes(2) Principal Amount Outstanding (in millions) CUSIP / ISIN Nos. (2) Reference Security(4) Reference Yield Bloomberg Reference Page(4) Fixed Spread (Basis Points)(4) Total Consideration(3)(4) 1 2.500% Senior Notes due 2031 US$1,000 89352HBC2 / US89352HBC25 3.875% U.S. Treasury due Aug. 15, 2034 4.031% FIT1 +35 $887.76 2 5.000% Senior Notes due 2043 US$625 89352HAL3 / US89352HAL33 4.125% U.S. Treasury due Aug. 15, 2044 4.387% FIT1 +90 $965.85 3 4.875% Senior Notes due 2048 US$1,000 89352HAY5 / US89352HAY53 4.625% U.S. Treasury due May 15, 2054 4.316% FIT1 +100 $941.07 4 5.100% Senior Notes due 2049 US$1,000 89352HAZ2 / US89352HAZ29 4.625% U.S. Treasury due May 15, 2054 4.316% FIT1 +95 $977.29 5 4.750% Senior Notes due 2038 US$500 89352HAX7 / US89352HAX70 3.875% U.S. Treasury due Aug. 15, 2034 4.031% FIT1 +110 $963.02 6 4.250% Senior Notes due 2028 US$1,400 89352HAW9 / US89352HAW97 3.50% U.S. Treasury due Sept. 30, 2029 3.857% FIT1 +55 $994.82 7 4.875% Senior Notes due 2026 US$850 89352HAT6 / US89352HAT68 3.875% U.S. Treasury due Jan. 15, 2026 4.140% FIT4 +45 $1,003.36 EXHIBIT 99.1

_____________ (1) Subject to the satisfaction or waiver of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition is not satisfied with respect to every series of Notes, the Company will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (with 1 being the highest Acceptance Priority Level and 7 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase. (2) No representation is made as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this News Release or printed on the Notes. They are provided solely for convenience. (3) For each series of Notes in respect of which a par call date is indicated, the calculation of the applicable Total Consideration (as defined below) has been performed to either the maturity date or such par call date, in accordance with standard market convention. (4) The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase has been based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable U.S. Treasury reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 2 p.m. (Eastern time) today, Oct. 8, 2024. See “Description of the Offers—Determination of the Total Consideration” in the Offer to Purchase. The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration. The Offers will expire at 5 p.m. (Eastern time) on Oct. 8, 2024, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5 p.m. (Eastern time) on Oct. 8, 2024, unless extended with respect to any Offer. For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will be the second business day after the Expiration Date and is expected to be 5 p.m. (Eastern time) on Oct. 10, 2024, unless extended with respect to any Offer (the “Guaranteed Delivery Date”). Settlement for all Notes tendered prior to the Expiration Date or pursuant to a Notice of Guaranteed Delivery will be four business days after the Expiration Date and two business days after the Guaranteed Delivery Date, respectively, which is expected to be Oct. 15, 2024, unless extended with respect to any Offer (collectively, the “Settlement Date”). Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each US$1,000 principal amount of such Notes in cash on the Settlement Date. In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants. The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase). The Company has retained Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and RBC Capital Markets, LLC to act as the dealer managers (the “Dealer Managers”) for the Offers.

Questions regarding the terms and conditions for the Offers should be directed to Deutsche Bank Securities Inc. at (866) 627-0391 (toll-free) or (212) 250-2955 (collect), J.P. Morgan Securities LLC at (866) 834-4666 (toll- free) or (212) 834-4818 (collect), Morgan Stanley & Co. LLC at (800) 624-1808 (toll-free) or (212) 761-1057 (collect), or RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect). D.F. King & Co., Inc. will act as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 269-5550 (for banks and brokers only) or +1 (866) 620-9554 (for all others toll-free), or by email at TCEnergy@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/transcanada. If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released. Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase. This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TC Energy, the Company, or any of their subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities laws or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction. Forward-looking Statements This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and settlement dates thereof; and the satisfaction or waiver of certain conditions of the Offers. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of TC Energy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers, and other risk factors as detailed from time to time in TC Energy’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, TC Energy undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522